VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C.

Our Reference  32408.50008/US/80842236v2

November 3, 2022

TOP Ships Inc.

Amendment No. 1 to Registration Statement on Form F-1

Filed October 20, 2022

File No. 333-267545

Ladies and Gentlemen:

On behalf of TOP Ships Inc. (the “Company”), we respond as follows to the comment letter dated November 1, 2022 (the “Comment Letter”), relating to the Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-267545) filed on October 20, 2022 (the “Registration Statement”).

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Registration Statement. The following sets forth for your convenience the comment included in the Comment Letter followed by the Company’s response.

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1	We note your response to prior comment 1 that the Units may be offered on a delayed or continuous basis, and note that you have not disclosed the offering price of the Units in your prospectus. Please tell us your basis for determining that the Units may be offered on a delayed or continuous basis. Refer to Securities Act Rules 415, 424 and 430A.

The Company intends to conduct the offering of Units on a continuous basis in reliance on Rule 415(a)(1)(ix) of the Securities Act. Consistent with the plan of distribution disclosed in the prospectus and the form of Placement Agency Agreement filed as an exhibit to the Registration Statement, the offering of Units will commence immediately upon effectiveness and will be made on a continuous basis at a fixed price for the duration of the offering, which may continue for a period in excess of 30 days from the date of initial effectiveness of the Registration Statement, in accordance with Rule 415(a)(1)(ix). Although the Registration Statement discloses the Company’s expectation that the Units will be issued in a single closing, the plan of distribution and form of Placement Agency Agreement contemplate that sales in the offering may be settled in one or more closings. At each such investor’s option, the Company may enter into one or more securities purchase agreements, materially in the form filed as an exhibit to the Registration Statement, directly with investors who purchase our securities in this offering. The public offering price and other information dependent on the offering price will be omitted from the prospectus at the time it is declared effective in reliance on Rule 430A(a) of the Securities Act and will be contained in a prospectus supplement filed pursuant to Rule 424(b) of the Securities Act within fifteen business days after effectiveness of the Registration Statement, in accordance with Rule 430A(a)(3), and no later than the second business day following the date of determination of the offering price, in accordance with Rule 424(b)(1).

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If you have any questions or comments concerning this letter, please do not hesitate to contact the undersigned at 212-922-2280 or by email at wvogel@wfw.com.

Yours sincerely

Watson Farley & Williams LLP

By:	/s/ Will Vogel
Will Vogel

cc: Alexandros Tsirikos, Chief Financial Officer, TOP Ships Inc.